SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN FEBRUARY 28, 2004 AND APRIL 14, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    ☒      Form 40-F    ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes    ☐      No    ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURE
EX-1.1 PRESS RELEASE DATED MARCH 2, 2004
EX-1.2 PRESS RELEASE DATED MARCH 3, 2004
EX-1.3 PRESS RELEASE DATED MARCH 15, 2004

EXHIBITS

Exhibit	Description
1.1	Press Release dated March 2, 2004
chinadotcom Subsidiary Completes Transaction of Strategic Investment in 17 game

1.2	Press Release dated March 3, 2004
chinadotcom to Present at Fulcrum Global Partners Conference in New York

1.3	Press Release dated March 15, 2004
chinadotcom’s Mobile Applications and Portal Unit Adds New Online Game to Its Portfolio

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2004

CHINADOTCOM CORPORATION
By:	/s/ Daniel Widdicombe
Daniel Widdicombe
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated March 2, 2004
chinadotcom Subsidiary Completes Transaction of Strategic Investment in 17 game

1.2	Press Release dated March 3, 2004
chinadotcom to Present at Fulcrum Global Partners Conference in New York

1.3	Press Release dated March 15, 2004
chinadotcom’s Mobile Applications and Portal Unit Adds New Online Game to Its Portfolio